

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Bruce Van Saun
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, England EC2M 3UR

Re: National Westminster Bank Plc England
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 27, 2010
File No. 001-09266

Dear Mr. Van Saun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

General

1. Please revise your future filings to clearly describe the extent to which the Asset Protection Scheme between RBS Group and HM Treasury will be pushed down to National Westminster Bank Plc. If so, please explain how the scheme will impact future financial results and credit quality ratios and trends.

2. In future filings, please revise your disclosures throughout your document to more clearly describe the Non-Core division that was created for lines of business, portfolios, and assets you intend to run off or sell. Provide comprehensive disclosure of the types of lines of business, portfolios, and assets allocated to this division, including their

respective credit quality, collateralization, credit enhancements, payment history, and your expectations for disposition.

Financial Review – Risk Factors, page 6

3. We note your disclosure that most of the risk factors facing RBS Group also apply to NatWest Group and the fact that the risk factors disclosed are from the perspective of RBS Group. Please revise your risk factors in future filings to provide a focused discussion of the risks specific to National Westminster Bank Plc as the issuer of the securities to which the Form 20-F relates. Please include the risk factors related to RBS Group separately or refer the reader to the RBS Group Form 20-F.

Loan impairment provisions, page 30

4. Please revise your future filings to identify and explain factors affecting credit quality during the periods presented. Discuss the relationship in credit quality to your loan impairment provisions at each balance sheet date and loan impairment provisions charged to the income statements for each period presented.

   a. More clearly discuss the changes in those balances and their relationship to your past due, nonaccrual loans, and write-offs.

   b. We note your discussion of non-accrual loans in the glossary of terms. Please clarify whether you have ceased the accrual of interest income on loans classified as non-accrual and explain the difference between a loan classified as non-accrual versus impaired. If you have ceased the accrual of interest income, please tell us how you apply the guidance in paragraph AG 93 of IAS 39.

   c. If you continue to accrue interest pursuant to paragraph AG93 on loans classified as "nonaccrual", please revise your future filings to more accurately label these loans.

   d. Please highlight the segments of your loan portfolio in terms of loan type, business segment, and geographic segment that experienced the most significant credit deterioration in terms of both percentage and gross credit losses.

   e. Identify and discuss the trends you experienced and your expectations for how and the extent to which these identified trends will continue to affect you in terms of future provisions charged to the income statement and write-offs.

   f. Please revise to more clearly address how you considered specific factors, including the levels of past due and non-accrual loans at each period end as well as the write-offs for the period, when determining the amount of your ending loan impairment provision.

5. We note your reference to restructured loans. Please revise your future filings to address the following:

    a. Discuss how you identify loans to be restructured;

    b. Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and non-accrual status;

    c. Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

    d. Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

    e. Discuss how restructured loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

Cross border outstandings, page 34

6. Please consider revising your future filings to disclose your cross border credit risk exposures greater than 0.5% of total assets by type of counterparty (government, banks and financial institutions, retail customer, etc.) to provide additional transparency of this risk to investors.

Financial Statements, page 82

7. Please revise your future filings to separately present amounts from related party transactions on the face of your balance sheet, income statement, and statement of cash flows (e.g. loans and advances, dividend income, etc.). Refer to Rule 4-08(k) of Regulation S-X.

Note 14. Impairment of financial assets, page 91

8. You disclose that "Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan." Please revise your future fillings to address the following:

a. Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

b. Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

c. Please revise to clearly describe how partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Note 13 Debt Securities, page 119

9. We note your discussion of Alt-A and sub-prime mortgages in the glossary of terms. Please tell us in detail and revise your future filings to discuss how you determine that a mortgage-backed security should be classified as sub-prime or Alt-A. For example, does the security need to have a certain percentage of sub-prime or Alt-A mortgages.

Note 14 Equity Shares, page 120

10. We note your dividend income from available-for-sale equity shares increased from £5 million during 2008 to £592 million during 2009 and that most of your equity shares appear to be fellow subsidiaries of RBS Group. To the extent these dividends are not expected to occur at this level in future periods, please revise future filings to discuss the potential variability in these cash flows.

Note 16 Intangible Assets – Impairment Review, page 124

11. We note your disclosure related to the Wealth cash generating unit about the effect of a percentage change in certain inputs on the recoverable amount. To provide investors a clearer picture of impairment risk, please revise future filings to disclose the amount or percentage by which the recoverable amount exceeded the carrying value of goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Bruce Van Saun
National Westminster Bank Plc England
September 27, 2010
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief